UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Pasithea Therapeutics Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70261F 10 3
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒Rule 13d-l(c)

☐Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F 10 3

1. Names of Reporting Persons Uday Khire

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☒ (b)

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,228,108

6. Shared Voting Power 0

7. Sole Dispositive Power 1,228,108

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,108

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11. Percent of Class Represented by Amount in Row (9) 4.6%

12. Type of Reporting Person (See Instructions) IN

 Page 2 of 6 Pages

Item 1.

(a) Name of Issuer

Pasithea Therapeutics Corp.

(b)  Address of Issuer's Principal Executive Offices

1111 Lincoln Road

Suite 500

Miami Beach, Florida 33139

Item 2.

(a)  Name of Person Filing (the “Reporting Person”)

Uday Khire

 (b)  Address of Principal Business Office or, if none, Residence

4 Research Drive, Woodbridge, Connecticut 06525

(c)  Citizenship

United States

 (d)  Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)  CUSIP Number

70261F 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 3 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (the “Issuer”).

(a)	Amount beneficially owned: 1,228,108 shares of Common Stock, par value $0.0001 per share

On October 11, 2022, the Issuer entered into a Membership Interest Purchase Agreement, dated October 11, 2022 (the “Agreement”), by and among the Issuer, AlloMek Therapeutics, LLC (“AlloMek”), the Persons listed on Schedule 1.1 thereto (each individually a “Seller” and collectively, “Sellers”), and Uday Khire, not individually but in his capacity as the representative of Sellers (the “Representative”), pursuant to which the Sellers sold all of the issued and outstanding equity of AlloMek to the Issuer. Closing of the transactions contemplated in the Agreement occurred on October 11, 2022.

The Reporting Person originally held 1,472,662 shares of Common Stock in his capacity as representative of the shareholders of AlloMek Therapeutics, LLC (“AlloMek”). The Reporting Person originally disclaimed beneficial ownership of 501,623 of the above-referenced shares, in which he had no pecuniary interest. All such shares were allocated and distributed to the beneficial owners thereof in accordance with the Agreement on or about December 31, 2022 and are no longer beneficially owned by the Representative. Following such distributions, the Reporting Person now beneficially owns 814,878 shares of outstanding Common Stock.

In addition to the above-referenced outstanding shares, the Reporting Person also holds warrants to purchase an aggregate of 413,230 shares of Common Stock (“Warrants”) at an exercise price of $1.88 per share, which may be exercised on a cashless basis, for a period of five years commencing on the date of issuance.

(b) Percent of class: 4.6%

The information with respect to percentage ownership is based on a total of 26,043,406 outstanding shares of Common Stock, par value $0.0001 per share of Pasithea Therapeutics Corp., representing the sum of (i) 29,248,688 shares of Common Stock, par value $0.0001 per share of Pasithea Therapeutics Corp. outstanding as of November 9, 2022, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 14, 2022, minus (ii) 3,205,282 shares repurchased on or about December 13, 2022 as described in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 14, 2022.

(c)

The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Page 4 of 6 Pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023	Uday Khire /s/ Uday Khire_____________________

Page 6 of 6 Pages